UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                                                   31 March 2004

                                  SPIRENT PLC

 ADDITIONAL LISTING OF ORDINARY SHARES IN RESPECT OF DEFERRED CONSIDERATION FOR
                     THE ACQUISITION OF CAW NETWORKS, INC.


Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announced it would be issuing 4,352,742 Ordinary shares of 3 1/3 pence each (Ordinary shares) in respect of the deferred consideration for the acquisition of Caw Networks, Inc. (Caw) following the achievement of certain technical and financial milestones by Caw.

On 16 August 2002, Spirent completed the acquisition of Caw for an initial cash consideration of $49 million. As part of the acquisition, there was an element of deferred consideration which was dependent on certain technical and financial milestones being met. As previously reported on 25 February 2004 in the Company's 2003 preliminary results statement, Caw has achieved a certain level of the earn-out targets. The amount of deferred consideration due is $10 million which the Company has elected to satisfy by the issue of 4,352,742 Ordinary shares with reference to an Ordinary share price of 120 pence in accordance with the terms of the Caw acquisition agreement. Dealings in these Ordinary shares are expected to commence on 31 March 2004.

Accordingly, application has been made to the UK Listing Authority for the Ordinary shares being issued to be admitted to the Official List and to the London Stock Exchange for the Ordinary shares to be admitted to trading with effect from 31 March 2004. The Ordinary shares shall rank pari passu with the existing issued Ordinary shares of the Company.

                                    - ends -


Enquiries

Nicholas Brookes, Chief Executive         Spirent plc         +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                            Spirent plc         +44 (0)1293 767676


About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are registered trademarks of Spirent plc. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __31 March 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*